Exhibit 11.0

Computation of per Share Earnings

	Three Months Ended March 31,
	2005	2004
Net Income	$1,257,079	$1,653,929

Average shares outstanding	4,182,776	4,090,734

Basic earnings per share	$0.30	$0.40

Net Income	$1,257,079	$1,653,929

Average shares outstanding	4,182,776	4,090,734
Net effect of dilutive stock options	126,363	132,192

Adjusted shares outstanding	4,309,139	4,222,926

Basic earnings per share	$0.29	$0.39